Exhibit 4.3

Envestnet, Inc.

Envestnet, Inc. Management Incentive Plan for Envestnet | Tamarac Management Employees

SECTION 1

GENERAL

1.1 Purpose. Effective as of, and conditioned upon, the Closing (the “Effective Date”), Envestnet, Inc., a Delaware corporation (the “Company”), hereby establishes the Envestnet, Inc. Management Incentive Plan for Envestnet | Tamarac Management Employees (the “Plan”) to:

(a)	induce certain eligible management employees of Tamarac to provide services to the Company and the Related Companies;

(b)	motivate Participants by means of appropriate incentives to achieve long-range goals; and

(c)	further align Participants’ interests with those of the Company’s stockholders through compensation that is based on the Company’s common stock,

and thereby to promote the long-term financial interest of the Company and the Related Companies, including the growth in value of the Company’s equity and enhancement of long-term stockholder return.

It is intended that all Awards granted under the Plan shall constitute “employee inducement awards” within the meaning of NYSE Rule 303A.08 and shall not require shareholder approval pursuant to the foregoing Rule.

1.2 Defined Terms. The meaning of capitalized terms used in the Plan are set forth in Section 7 to the extent not defined elsewhere in the Plan.

1.3 Participation. For purposes of the Plan, the term “Participant” means any of those individuals listed on Exhibit A hereto who are employed by the Company, or a Related Company immediately following the Closing.

SECTION 2

TARGET REVENUE INCENTIVE AWARDS

2.1 Definitions.

(a)	“Annual Revenues” shall mean, with respect to each applicable twelve- (12-) month period ended March 31, an amount equal to (without duplication): (i) the sum of (A) all gross revenues in such period from sales of products of Tamarac in existence as of the Closing plus (B) all gross revenues in such period from sales of new products developed by or for Tamarac plus (C) twenty-five percent (25%) of gross revenues in such period from sales by Tamarac of investment products of the Company, its Related Companies (other than Tamarac) or their respective subsidiaries (other than Tamarac’s) minus (ii) the Base Revenue Amount.

(b)	“Base Revenue Amount” shall have the meaning set forth on Exhibit B hereto.

(c)	“Business Plan and Budget” shall mean the business plan and budget set forth on Exhibit C hereto.

(d)	“Subsection 2.2 Percentage” shall have the meaning set forth on Exhibit B hereto.

(e)	“Subsection 2.2(i) Factor” shall have the meaning set forth on Exhibit B hereto.

(f)	“Subsection 2.2(ii) Factor” shall have the meaning set forth on Exhibit B hereto.

(g)	“Subsection 2.2(iii) Factor” shall have the meaning set forth on Exhibit B hereto.

(h)	“Target Annual Revenue” shall have the meaning set forth on Exhibit B hereto.

(i)	“Total Revenue Target Shares” shall mean a total of 559,552 registered shares of Stock at the Effective Date for purposes of this Section 2.

(j)	The term “products” refers to both products and services.

2.2 Target Revenue Incentive Awards. The Company shall issue to each Participant on May 1, 2012 such Participant’s allocation (determined as set forth in Subsection 2.3 below) of the Total Revenue Target Shares. The Total Revenue Target Shares that are issued to a Participant pursuant to this Subsection 2.2 shall be subject to the restrictions set forth herein. The Total Revenue Target Shares issued to a Participant shall be deemed “earned” by a Participant in accordance with the methodology set forth below; provided, however, that any Total Revenue Target Shares that are earned by a Participant for a performance period shall be further subject to a two- (2-) year vesting period as further set forth in this Subsection 2.2. The number of the Total Revenue Target Shares that may be earned for each applicable twelve- (12-) month period ending on the March 31 of each of years 2013, 2014 and 2015 shall be determined prior to the next following May 15 of the applicable year as follows: if the Annual Revenues for the applicable twelve- (12-) month period ending March 31 equal or exceed the Subsection 2.2 Percentage of the Target Annual Revenues for such period, the number of the Total Revenue Target Shares that are earned for such twelve- (12-) month period shall be equal to:

(i)	(x) Annual Revenues, divided by Target Annual Revenues, minus (y) the Subsection 2.2(i) Factor; multiplied by

(ii)	the Subsection 2.2(ii) Factor; multiplied by

(iii)	the Subsection 2.2(iii) Factor.

In no event shall the number of shares of Stock that may be earned exceed the aggregate Total Revenue Target Shares issued and allocated on May 1, 2012. By way of example, if, prior to May 15, 2015, all of the Total Revenue Target Shares issued pursuant to this Subsection 2.2 have been earned, regardless of whether Annual Revenues for the twelve (12) months ending March 31, 2015 equal or exceed the Subsection 2.2 Percentage of the Target Annual Revenues for such twelve- (12-) month period, no shares of Stock shall be earned with respect to the twelve (12) months ending March 31, 2015 and no additional shares of Stock shall be issued with respect to such period. Notwithstanding any provision herein to the contrary, no shares of Stock shall be earned or earnable pursuant to this Section 2 for any twelve- (12-) month period ending after March 31, 2015. Any Total Target Revenue Shares that have not been earned pursuant to this Subsection 2.2 shall be forfeited. All shares of Stock issued pursuant to this Subsection 2.2 shall be (x) subject to all applicable tax withholdings, and (y) if earned, subject to a two- (2-) year vesting period (from the applicable March 31 date with respect to which the shares are earned), except as otherwise provided herein. For the avoidance of doubt, if the Annual Revenues during any applicable measurement period is less than the Subsection 2.2 Percentage of the Target Annual Revenues, then no shares of Stock shall be earned under this Subsection 2.2 by any Participant with respect to such applicable twelve- (12-) month period. Notwithstanding any provision herein, in the event that a Participant is terminated by the Company or a Related Company for Cause or voluntarily terminates his or her employment with the Company or a Related Company (other than for Good Reason), the Participant shall forfeit any shares of Stock that are unearned or that are earned and unvested as of his or her termination date. If the Company terminates a Participant without Cause, if a Participant leaves or resigns for Good Reason, or if a Participant dies or becomes Incapacitated, in any such event prior to the date on which the number of Total Revenue Target Shares that are earned for any twelve- (12-) month period is determined, then the Participant shall earn the applicable number (if any) of shares of Stock with respect to such twelve- (12-) month period as if he or she were an active employee of the Company or a Related Company on such determination date, and (I) such earned shares of Stock shall be fully vested on such determination date, and (II) any shares of Stock that were earned with respect to prior twelve- (12-) month periods that are unvested shall be fully vested on his or her termination date.

2.3 Allocation of Stock. All shares of Stock issued pursuant to this Section 2 shall be allocated among the Participants as determined by the Committee (in its sole discretion, but after consultation with Stuart DePina, if he is employed by the Company or a Related Company at such time). If a Participant is terminated for Cause, or voluntarily terminates his or her employment (other than for Good Reason), then the Committee (in its sole discretion, but after consultation with Stuart DePina, if he is employed by the Company or a Related Company at such time) shall reallocate any shares of Stock that have been forfeited by such Participant among one or more of the Participants who remain employed, such that, at any given time, all issued Total Revenue Target Shares are fully allocated.

2.4 Reservation of Rights; Disclaimer. Nothing in this Section 2 is intended to or shall (i) limit the Company’s right to operate the business of Tamarac in a commercially reasonable manner at any time, or (ii) limit the Company from improving or modifying any aspect of the business of Tamarac in the exercise of its reasonable business judgment; provided, that the Company shall use commercially reasonable efforts to ensure that the business of Tamarac can support the operating expenses reflected in the Business Plan and Budget. For the avoidance of doubt, the right to payment under this Section 2 is a contract right and shall not give rise to any rights or duties (including fiduciary duties), express or implied, other than those expressly set forth herein.

SECTION 3

PARTICIPANT INVESTMENT AT EFFECTIVE TIME

3.1 Definitions.

(a)	“Change of Control Payment Amount” shall mean $2,758,988.

(b)	“Market Price” means the price per share of Stock as listed on the NYSE as of the close of business on the business day immediately preceding the Effective Date.

(c)	“Person” shall mean any individual, corporation, proprietorship, firm, partnership, limited partnership, limited liability company, trust, association or other entity.

(d)	“Purchase Amount” shall mean, for each Participant, the dollar amount set forth next to such Participant’s name on Exhibit A hereto.

3.2 Purchase and Issuance. As of the Effective Date, (i) the portion of the Change of Control Payment Amount payable by the Company to each Participant pursuant to the Merger Agreement shall be offset by the Purchase Amount applicable to such Participant, and (ii) the Company shall (on account of such offset) issue to such Participant shares of Stock in an amount equal to (a) the Purchase Amount divided by (b) the product of 0.95 multiplied by the Market Price.

3.3 Restrictions on Shares. All shares of Stock issued pursuant to this Section 3 shall be subject to the following restrictions: (i) such shares cannot be sold or otherwise transferred by such individual to any Person for a period of two (2) years following the Effective Date (and shall be subject to any rules and regulations generally applicable to the Company employees with respect to sales or transfers thereof); and (ii) if, prior to the date that is two (2) years after the Effective Date, such individual’s employment with the Company, or a Related Company is terminated for Cause, or if such individual terminates his or her employment with the Company or a Related Company, such individual shall be required to pay the Company, within thirty (30) days of such termination, an amount equal to (x) 0.05 multiplied by (y) the Market Price for each share issued pursuant to this Section 3.

3.4 Options. On the Effective Date the Company shall issue to each Participant an option agreement substantially in the form attached hereto as Exhibit D hereto (each, an “Option”), which Option shall be exercisable into a number of shares of Stock equal to the number of shares of Stock issued to such Participant pursuant to Subsection 3.2. Any such Participant who is terminated by the Company or a Related Company without Cause, or who leaves or resigns for Good Reason, or who dies or becomes Incapacitated, in any such event prior to such Participant’s exercise of such Option, shall have six (6) months from the date of such event to exercise the vested portion of his or her Option (including, without limitation, that portion of his or her Option with respect to which vesting may accelerate upon any such event). All options issued under the Plan are intended to constitute “nonqualified stock Options”. Except for either adjustments pursuant to Section 4.3 (relating to the adjustment of shares), or reductions of the exercise price approved by the Company’s stockholders, the exercise price for any outstanding Option may not be decreased after the date of grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration for the grant of a replacement Option with a lower exercise price. In addition, no repricing of an Option shall be permitted without the approval of the Company’s stockholders if such approval is required under the rules of any stock exchange on which Stock is listed.

SECTION 4

OPERATION AND ADMINISTRATION

4.1 Effective Date. The Plan will be effective as the Effective Date. The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any shares of Stock awarded under it are outstanding and not fully vested.

4.2 Stock and Other Amounts Subject to the Plan. The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a)	The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued or currently held or subsequently acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions.

(b)	Subject to the provisions of Section 4.3, the number of shares of Stock which may be issued with respect to Awards under the Plan shall be equal to 1,023,852 shares of Stock. Except as otherwise provided herein, any shares of Stock issuable under an Award which for any reason is forfeited, expires or is terminated without issuance of shares of Stock shall again be available under the Plan. Shares of Stock issued by the Company in connection with awards that are assumed or substituted in connection with a merger, acquisition or other corporate transaction shall not be counted against the number of shares of Stock that may be issued under the Plan.

(c)

Except as expressly provided by the terms of this Plan, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property or for labor or services, either upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, Awards then outstanding hereunder.

4.3 Adjustments to Shares. In the event of a corporate transaction involving the Company, the Committee shall adjust Awards when an equitable adjustment is required to preserve the benefits or potential benefits of the Awards and the Committee may adjust awards in other situations (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares). Action by the Committee may include, in its sole discretion: (a) adjustment of the number and kind of shares which may be delivered under the Plan; (b) adjustment of the number and kind of shares subject to outstanding Awards; (c) adjustment of the exercise price of outstanding Options; and (d) any other adjustments that the Committee determines to be equitable (which may include, without limitation, (i) replacement of Awards with other Awards which the Committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (ii) cancellation of the Award in return for cash payment of the current value of the Award, determined as though the Award were fully vested at the time of payment, provided that in the case of an Option, the amount of such payment may be the excess of value of the shares of Stock subject to the Option at the time of the transaction over the exercise price).

4.4 Limit on Distribution. Distribution of shares of Stock or other amounts under the Plan shall be subject to the following:

(a)	Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any shares of Stock under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity.

(b)	In the case of a Participant who is subject to Section 16(a) and 16(b) of the Exchange Act, the Committee may, at any time, add such conditions and limitations to any Award to such Participant, or any feature of any such Award, as the Committee, in its sole discretion, deems necessary or desirable to comply with Section 16(a) or 16(b) and the rules and regulations thereunder or to obtain any exemption therefrom.

(c)	To the extent that the Plan provides for issuance of certificates to reflect the transfer of shares of Stock, the transfer of such shares of Stock may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

4.5 Withholding. All Awards and other payments under the Plan are subject to withholding of all applicable taxes, which withholding obligations may be satisfied, with the consent of the Committee, through the surrender of shares of Stock which the Participant already owns or to which a Participant is otherwise entitled under the Plan; provided, however, previously owned shares of Stock that have been held by the Participant or shares of Stock to which the Participant is entitled under the Plan may only be used to satisfy the minimum tax withholding required by applicable law (or other rates that will not have a negative accounting impact).

4.6 Transferability. Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution or, to the extent provided by the Committee, pursuant to a qualified domestic relations order (within the meaning of the Code and applicable rules thereunder). Subject to the terms of the Options, to the extent that the Participant who receives an Award under the Plan has the right to exercise such Award, the Award may be exercised during the lifetime of the Participant only by the Participant. Notwithstanding the foregoing provisions of this Subsection 4.6, the Committee may permit Awards under the Plan to be transferred to or for the benefit of the Participant’s family (including, without limitation, to a trust or partnership for the benefit of a Participant’s family), subject to such procedures as the Committee may establish.

4.7 Notices. Any notice or document required to be filed with the Committee under the Plan will be properly filed if delivered or mailed by registered mail, postage prepaid, to the Committee, in care of the Company or the Related Company, as applicable, at its principal executive offices. The Committee may, by advance written notice to affected persons, revise such notice procedure from time to time. Any notice required under the Plan (other than a notice of election) may be waived by the person entitled to notice.

4.8 Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification or revocation thereof, shall be in writing filed with the applicable Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

4.9 Limitation of Implied Rights.

(a)	Neither a Participant nor any other person shall, by reason of the Plan, acquire any right in or title to any assets, funds or property of the Company or any Related Company whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Related Company, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the amounts, if any, payable under the Plan, unsecured by any assets of the Company and any Related Company. Nothing contained in the Plan shall constitute a guarantee by the Company or any Related Company that the assets of such companies shall be sufficient to pay any benefits to any person.

(b)

The Plan does not constitute a contract of employment or continued service, and selection as a Participant will not give any employee the right to be retained in the employ or service of the Company. or any Related Company, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no

Award under the Plan shall confer upon the holder thereof any right as a stockholder of the Company prior to the date on which he fulfills all service requirements and other conditions for receipt of such rights and shares of Stock are registered in his name.

4.10 Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

4.11 Action by the Company or Related Company. Any action required or permitted to be taken by the Company or any Related Company shall be by resolution of its board of directors, as applicable, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board or (except to the extent prohibited by applicable law or the rules of any stock exchange) by a duly authorized officer of the Company.

4.12 Gender and Number. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

4.13 Applicable Law. The provisions of the Plan shall be construed in accordance with the laws of the State of Delaware, without giving effect to choice of law principles.

SECTION 5

COMMITTEE

5.1 Administration. The authority to control and manage the operation and administration of the Plan shall be vested in the Compensation Committee of the Board (the “Committee”) unless otherwise provided by the Board. If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

5.2 Selection of Committee. So long as the Company is subject to Section 16 of the Exchange Act, the Committee shall be selected by the Board and shall consist of not fewer than two members of the Board or such greater number as may be required for compliance with Rule 16b-3 issued under the Exchange Act and shall be comprised of persons who are independent for purposes of applicable stock exchange listing requirements.

5.3 Powers of Committee. The authority to manage and control the operation and administration of the Plan shall be vested in the Committee, subject to the following:

(a)	Subject to the provisions of the Plan, the Committee will have the authority and discretion to conclusively interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements made pursuant to the Plan and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(b)	Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(c)	Except as otherwise expressly provided in the Plan, where the Committee is authorized to make a determination with respect to any Award, such determination shall be made at the time the Award is made, except that the Committee may reserve the authority to have such determination made by the Committee in the future (but only if such reservation is made at the time the Award is granted is expressly stated in the Agreement reflecting the Award and is permitted by applicable law).

Without limiting the generality of the foregoing, it is the intention of the Company that, to the extent that any provisions of this Plan or any Awards granted hereunder are subject to section 409A of the Code, the Plan and the Awards comply with the requirements of section 409A of the Code and that the Plan and Awards be administered in accordance with such requirements and the Committee shall have the authority to amend any outstanding Awards to conform to the requirements of section 409A.

5.4 Delegation by Committee. Except to the extent prohibited by applicable law or the rules of any stock exchange or NYSE (if appropriate), the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

5.5 Information to be Furnished to Committee. The Company and the Related Companies shall furnish the Committee such data and information as may be required for it to discharge its duties. The records of the Company and the Related Companies as to an employee’s or Participant’s employment or provision of services, termination of employment or cessation of the provision of services, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee consider desirable to carry out the terms of the Plan.

5.6 Liability and Indemnification of Committee. No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his own fraud or willful misconduct; nor shall the Company or any Related Company be liable to any person for any such action unless attributable to fraud or willful misconduct on the part of a director or employee of the Company or a Related Company. The Committee, the individual members thereof, and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Company against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee or its members or authorized delegates by reason of the performance of a Committee function if the Committee or its members or authorized delegates did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance.

SECTION 6

AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Plan, and the Board or the Committee may amend any Award Agreement, provided that no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected Beneficiary), adversely affect the rights of any Participant or Beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board (or the Committee, if applicable); and further provided that adjustments pursuant to Section 4.3 shall not be subject to the foregoing limitations of this Section 6; and further provided that the provisions of Section 3.4(b) (relating to Option repricing) cannot be amended unless the amendment is approved by the Company’s stockholders. It is the intention of the Company that, to the extent that any provisions of this Plan or any Awards granted hereunder are subject to section 409A of the Code, the Plan and the Awards comply with the requirements of section 409A of the Code and that the Board shall have the authority to amend the Plan as it deems necessary to conform to section 409A.

SECTION 7

GENERAL DEFINED TERMS

(a)	“Award” means any award described in Section 2 or 3 of the Plan.

(b)	“Board” means the Board of Directors of the Company.

(c)	“Cause” shall, with respect to the applicable Participant, have the meaning ascribed to such term in his or her offer letter, employment agreement, or other writing signed by the Company or a Related Company, on the one hand, and such Participant, on the other hand. If no such offer letter, employment agreement or other writing exists, then “Cause” shall mean, with respect to such Participant, his or her (i) willful misconduct or gross negligence in the performance of his or her duties, including any refusal to comply in any material respect with the reasonable business directives of the Company or a Related Company, (ii) dishonest or fraudulent conduct, a deliberate attempt to injure Tamarac or conduct that materially discredits the Company or a Related Company or is materially detrimental to the reputation of the Company or a Related Company, (iii) violation of any applicable law or conviction of, or entering of a plea of nolo contendere to, any felony, (iv) material breach of its employment arrangement or any other agreement between the Companyor any Related Company , or (v) theft or other misappropriation of any proprietary information of the Company or any Related Company.

(d)	“Closing” has the meaning set forth in the Merger Agreement.

(e)	“Code” means the Internal Revenue Code of 1986, as amended.

(f)	“Committee” has the meaning set forth in Subsection 5.1.

(g)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(h)	“Good Reason” shall, with respect to the applicable Participant, have the meaning ascribed to such term in his or her offer letter, employment agreement, or other writing signed by the Company or a Related Company and such Participant. If no such offer letter, employment agreement or other writing exists, then “Good Reason” shall mean, with respect to such Participant, (i) any material change in such Participant’s job position or responsibilities which such Participant has not agreed to and which is not remedied by Tamarac within ten (10) Business Days after written notice from such Participant, or (ii) Tamarac requiring such Participant to relocate outside of, or to change such Participant’s primary business location outside of, the geographic area encompassed within a fifty- (50-) mile radius of such Participant’s primary office with Tamarac immediately prior to the Effective Date.

(i)	“Incapacitated” shall mean, with respect to the applicable Participant, such employee has been unable to perform his or her duties under such employee’s employment arrangement with Tamarac as a result of his or her incapacity due to physical or mental illness, and such inability, which continues for at least one hundred twenty (120) consecutive calendar days or for one hundred fifty (150) days during any twelve- (12-) month period, is reasonably determined to be total and permanent by a physician selected by the Company and its insurers.

(j)	“Merger Agreement” means the Merger Agreement, dated as of February 16, 2012, by and among the Company, Titan Merger Corp., Tamarac and KLJ Consulting LLC.

(k)	“NYSE” means the New York Stock Exchange.

(l)	“Participant” shall have the meaning set forth in Subsection 1.3.

(m)	“Related Company” means any corporation, partnership, joint venture or other entity during any period in which a controlling interest in such entity is owned, directly or indirectly, by the Company (or by any entity that is a successor to the Company), and any other business venture designated by the Committee in which the Company (or any entity that is a successor to the Company) has, directly or indirectly, a significant interest (whether through the ownership of securities or otherwise), as determined in the discretion of the Committee.

(n)	“Stock” means shares of common stock, $0.005 par value, of the Company.

(o)	“Tamarac” means, collectively, Tamarac, Inc., a Washington corporation, and “the Surviving Corporation” as such term is defined in the Merger Agreement.

(p)	“Transaction” means the transactions contemplated by the Merger Agreement.

SECTION 8

Notwithstanding any other provision of the Plan to the contrary, to the extent that any Award under the Plan (or any payment or benefit under any Award) is subject to section 409A of the Code, the following shall apply unless otherwise provided in an employment agreement or offer letter:

(a)	if any payment or benefit under such Award is to be paid on account of the Participant’s date of termination (or other separation from service or termination of employment) and if the Participant is a specified Participant (within the meaning of section 409A(a)(2)(B) of the Code) and if any such payment or benefit is required to be made or provided prior to the first day of the seventh month following the Participant’s separation from service or termination of employment, such payment or benefit shall be delayed until the first day of the seventh month following the Participant’s separation from service; and

(b)	the determination as to whether the Participant has had a termination of employment (or separation from service) shall be made in accordance with the provisions of section 409A of the Code and the guidance issued thereunder without application of any alternative levels of reductions of bona fide services permitted thereunder.

All Awards under the Plan which are subject to section 409A of the Code are intended to comply with section 409A of the Code and will be interpreted and administered accordingly.